Via EDGAR

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities & E.xchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.
Schedule TO/13E-3 filed on November 1, 2022
File No. 005-88329
Registration Statement on Form S-4 filed on November 1, 2022
File No. 333-268080

Dear Mr. Hindin:

On behalf of our client, Wheeler Real Estate Investment Trust, Inc. (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated November 9, 2022 regarding the Company’s registration statement on Form S-4 (the “Form S-4”) filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2022 and the Company’s Schedule TO/13E-3 (the “Schedule TO/13E-3”) filed with the SEC on November 1, 2022.

In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 1 to the Form S-4 (the “Amended S-4”) and Amendment No. 1 to the Schedule TO/13E-3 (the “Amended TO/13E-3”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.

Cautionary Note Regarding Forward-Looking Statements, page 1

1. Disclosure in this section states "... we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this Prospectus/Consent Solicitation." We remind the registrant of its obligation under Exchange Act Rule 13e-3(d)(2) and (e)(2). Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2 of the Amended S-4.

Special Factors - Determination of Fairness of the Exchange Offer by the Company, page 60

2. Disclosure on page 60 states that “[t]he Board of Directors...did not undertake an independent evaluation of the fairness of the Exchange Offer or the Proposed Amendments to the unaffiliated shareholders...fully considered and reviewed the terms, purpose, effects, disadvantages and the alternatives to the Exchange Offer and the Proposed Amendments, and determined (acting by unanimous vote) that the Exchange Offer and the Proposed Amendments are fair to the Series D Preferred Holders.” Please provide the statement described in Item 1014(a) of Regulation M-A regarding whether the registrant reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders of Series D Preferred Stock. Refer to Item 8 of Schedule 13E-3. In responding to this comment, please note the disclosure on page 119 indicating that M. Andrew Franklin, the registrant's Chief Executive Officers and President and Joseph D. Stilwell, an Independent Director, are holders of Series D Preferred Stock. Please note that the staff considers officers and directors of the registrant to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 61 of the Amended S-4.

3. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Questions Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors in clauses (ii) through (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Board's fairness determination. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. We acknowledge the disclosure on the top of page 63 that the Exchange Offer and Consent Solicitation is conditioned on holders of at least 66 2/3% of the outstanding shares of Series D Preferred Stock validly tendering into the Exchange Offer and consenting to the Proposed Amendments in connection with the related Consent Solicitation. However, such condition does not address the factor described in Item 1014(c) given that two affiliates are current holders of Series D Preferred Stock. Please refer to our comment above regarding the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 63 of the Amended S-4 to include the factors in clauses (ii) through (viii) of Instruction 2 to Item 1014.

Also, in response to the Staff’s comment, the Company has added disclosure on pages 60 and 63 of the Amended S-4 to explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of the Item 1014(c) procedural safeguard.

Selected Historical and Unaudited Pro Forma Financial Information, page 111

4. Notwithstanding the heading of this section, only unaudited pro forma financial information is provided. Please revise or advise. In addition, please provide the information described in Item 1010(a)(4) of Regulation M-A. Refer to Item 10 of Schedule TO and Item 13 of Schedule 13E-3.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Amended S-4 on pages (ii) and 112 to remove references to “selected historical” financial information.

Also, in response to the Staff’s comment, the Company has disclosed under Item 10(a) of the Amended TO/13E-3 and page 144 of the Amended S-4 the book value per share as of the date of the most recent balance sheet presented.

General

5. We note that the quarterly report for the period ending September 30, 2022 was filed on Form 10-Q on November 8, 2022. Please confirm the Schedule TO/13E-3 and Form S-4 will be updated to reflect this filing.

Response: In response to the Staff’s comment, the Amended S-4 and the Amended TO/13E-3 have been updated, where applicable, to reflect the filing of the Form 10-Q on November 8, 2022.

******

If you require any additional information in connection with today’s filings, please do not hesitate to contact the undersigned at (212) 504-6790.

Sincerely yours,

/s/ Daniel P. Raglan
Daniel P. Raglan

cc:	M. Andrew Franklin
(CEO and President, Wheeler Real Estate Investment Trust, Inc.)

Crystal Plum
(CFO, Wheeler Real Estate Investment Trust, Inc.)